As filed with the Securities and Exchange Commission on March 11, 2024

SECURITIES ACT FILE NO. 333-261313

INVESTMENT COMPANY ACT FILE NO. 811-23201

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 4	☒

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 18	☒

VERSUS CAPITAL REAL ASSETS FUND LLC

(Exact Name of Registrant as Specified in Charter)

5050 S. Syracuse Street, Suite 1100

Denver, Colorado 80237

 (Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (877) 200-1878

William R. Fuhs, Jr.

c/o Versus Capital Advisors LLC

5050 S. Syracuse Street, Suite 1100

Denver, Colorado 80237

(303) 895-3773

(Name and Address of Agent for Service)

COPY TO:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:  As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory Note

This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-261313) of Versus Capital Real Assets Fund LLC (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note, Part C of the Registration Statement, and Exhibits e, j(1), and j(2), filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 4 shall become effective immediately upon filing with the Securities and Exchange Commission.  Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements:

Included in Part A: Financial highlights for the fiscal years ended March 31, 2023, 2022, 2021, 2020 and 2019, and the fiscal period from September 18, 2017 (Inception) to March 31, 2018.

Included in Part B: Reference is made to the Registrant’s financial statements, accompanying notes and report of the independent registered public accounting firm thereon for the fiscal year ended March 31, 2023 which were included with the Registrant’s Annual Report on Form N-CSR filed with the Commission on June 2, 2023 (File No. 811-23201), which is incorporated by reference into this Post-Effective Amendment in its entirety.

The 2023 Annual Report is also available for download free of charge at https://www.versuscapital.com/investment-funds/vcrrx/.

2.	Exhibits:

a	Certificate of Formation, previously filed as an exhibit to the Registrant’s initial Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on October 19, 2016 and incorporated herein by reference.
b	Amended and Restated Limited Liability Company Agreement dated November 20, 2020, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-236976; 811-23202) on July 29, 2021 and incorporated herein by reference.
c	Not applicable.
d	Article III, Sections 3.5 (Actions by Members) and 3.10 (Powers of Members) and Article VII, Section 7.2 (Rights and Liabilities with Respect to Shares) of the Amended and Restated Limited Liability Company Agreement dated November 20, 2020, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-236976; 811-23202) on July 29, 2021 and incorporated herein by reference.
e	Dividend Reinvestment Plan—Filed herewith.
f	Not applicable.
g(1)	Versus Capital Advisors, LLC Investment Management Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 3, 2017 and incorporated herein by reference.
g(2)	Brookfield Investment Management Inc. Investment Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on August 16, 2017 and incorporated herein by reference.
g(3)	Amendment to Brookfield Investment Management Inc. Investment Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Registration Statement filed on Form N-2 (File Nos. 333-236976; 811-23201) on March 6, 2020 and incorporated herein by reference.
g(4)	Second Amendment to Brookfield Investment Management Inc. Investment Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-236976; 811-23202) on July 29, 2021 and incorporated herein by reference.

g(5)	Lazard Asset Management LLC Investment Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on August 16, 2017 and incorporated herein by reference.
g(6)	Amended and Restated Fee Letter dated December 31, 2018 to Lazard Asset Management LLC Investment Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 22, 2022 and incorporated herein by reference.
g(7)	Amendment to Lazard Asset Management LLC Investment Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Registration Statement filed on Form N-2 (File Nos. 333-236976; 811-23201) on March 6, 2020 and incorporated herein by reference.
g(8)	Investment Management Agreement between the Fund and the Adviser, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on October 11, 2022 and incorporated herein by reference.
g(9)	Brookfield Public Securities Group LLC Investment Sub-Advisory Agreement between the Adviser and Brookfield Public Securities Group LLC, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on October 11, 2022 and incorporated herein by reference.
g(10)	Lazard Asset Management LLC Investment Sub-Advisory Agreement between the Adviser and Lazard Asset Management LLC, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on October 11, 2022 and incorporated herein by reference.
h	Distribution Agreement by and between the Fund and Foreside Funds Distributors LLC (the “Distribution Agreement”), previously filed as an exhibit to the Registrant’s Registration Statement on filed Form N-2 (File No. 333-261313; 811-23201) on November 23, 2021 and incorporated herein by reference.
i	Not applicable.
j(1)	Custody Agreement between the Registrant and UMB Bank, n.a.—Filed herewith.
j(2)	Foreign Custody Delegation Agreement between the Registrant and UMB Bank, n.a.—Filed herewith.
k(1)	Administration and Accounting Services Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 3, 2017 and incorporated herein by reference.
k(2)	Amendment to Administration and Accounting Services Agreement dated August 9, 2018, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 22, 2022 and incorporated herein by reference.
k(3)	Amendment to Administration and Accounting Services Agreement dated February 12, 2019, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 22, 2022 and incorporated herein by reference.
k(4)	Amendment and Joinder to Administration and Accounting Services Agreement dated April 2, 2019, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 22, 2022 and incorporated herein by reference.

k(5)	Amendment and Joinder to Administration and Accounting Services Agreement dated October 22, 2019, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 22, 2022 and incorporated herein by reference.
k(6)	Transfer Agency and Shareholder Services Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 3, 2017 and incorporated herein by reference.
k(7)	Expense Limitation and Reimbursement Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 3, 2017 and incorporated herein by reference.
k(8)	Powers of Attorney, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 5 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 24, 2019 and incorporated herein by reference.
k(9)	Power of Attorney of Susan K. Wold, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on October 11, 2022 and incorporated herein by reference.
k(10)	Power of Attorney, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 27, 2023 and incorporated herein by reference.
l	Opinion and Consent of Ropes & Gray LLP, previously filed as an exhibit to the Registrant’s Registration Statement on filed Form N-2 (File No. 333-261313; 811-23201) on November 23, 2021 and incorporated herein by reference.
m	Not applicable
n	Consent of Independent Registered Public Accounting Firm, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 27, 2023 and incorporated herein by reference.
o	Not applicable.
p	Not applicable.
q	Not applicable.
r(1)	Joint Code of Ethics of the Fund and the Adviser, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 27, 2023 and incorporated herein by reference.
r(2)	Code of Ethics of Brookfield Investment Management Inc., previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 3, 2017 and incorporated herein by reference.
r(3)	Code of Ethics of Lazard Asset Management LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 3, 2017 and incorporated herein by reference.

Item 26. Marketing Arrangements:

See the Distribution Agreement filed as Exhibit h to the Registrant’s Registration Statement on Form N-2 (File No. 333-261313; 811-23201) on November 23, 2021 and incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution:

Not applicable

Item 28. Persons Controlled by or Under Common Control:

The Fund owns 100% of the outstanding voting securities of Versus Capital Real Assets Sub-REIT II LLC (the “Sub-REIT”). The Sub-REIT is a Delaware limited liability company.

Item 29. Number of Holders of Securities as of December 31, 2023:

Title of Class	Number of Record Holders
Common	10,735

Item 30. Indemnification:

Reference is made to Article III, Section 3.8 of the Registrant’s Limited Liability Company Agreement, filed herewith and incorporated by reference hereto (the “LLC Agreement”), and Section 7 of the Registrant’s Distribution Agreement (the “Distribution Agreement”), filed as Exhibit h(l) which was previously filed and is incorporated by reference hereto.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, manager, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, manager, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser:

A description of certain other business, profession, vocation, or employment of a substantial nature in which an investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or trustee, is set forth in the Registrant’s prospectus in Part A herein in the section entitled “Management of the Fund,” regarding the Registrant’s adviser, Versus Capital Advisors LLC (the “Adviser”), a registered adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Further information as to the members and officers of the Adviser is included in the Adviser’s Form ADV as filed with the Commission (File No. 801-72298), and is incorporated herein by reference.

This information with respect to Brookfield Public Securities Group LLC, the Registrant’s investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-34605), which is incorporated herein by reference.

This information with respect to Lazard Asset Management LLC, the Registrant’s investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-61701), which is incorporated herein by reference.

Item 32. Location of Accounts and Records:

BNY Mellon maintains certain required accounting-related and financial books and records of the Registrant at 240 Greenwich Street, New York, NY 10286. All other required books and records are maintained by the Adviser and the Registrant at 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237, and the Registrant’s sub-advisers, Lazard Asset Management LLC, 30 Rockefeller Plaza, New York, NY 10112, and Brookfield Public Securities Group LLC, Brookfield Place, 225 Liberty Street, New York, New York 10281.

Item 33. Management Services:

             Not applicable.

Item 34. Undertakings:

1.	Not applicable.
2.	Not applicable.
3.	The Registrant undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B under the Securities Act:

(A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C under the Securities Act: Each prospectus filed pursuant to Rule 424 under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.
5.	Not applicable.
6.	Not applicable.
7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this Registration Statement meets all of the requirements for effectiveness and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 11th day of March, 2024.

VERSUS CAPITAL REAL ASSETS FUND LLC

By:	/s/ Mark D. Quam
Name:	Mark D. Quam
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 11, 2024.

Name:	Title:

/s/ Mark D. Quam
Mark D. Quam	Chief Executive Officer (Principal Executive Officer)

/s/ Casey R. Frazier
Casey R. Frazier*	Director and Chief Investment Officer

/s/ Robert F. Doherty
Robert F. Doherty*	Director

/s/ Jeffry A. Jones
Jeffry A. Jones*	Director

/s/ Richard J. McCready
Richard J. McCready*	Director

/s/ Paul E. Sveen
Paul E. Sveen*	Director

/s/ Susan K. Wold
Susan K. Wold*	Director

/s/ Brian Petersen
Brian Petersen	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

*By:	/s/ Jillian Varner
Jillian Varner**
Chief Compliance Officer and Secretary

**	Attorney-in-fact pursuant to the powers of attorney, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 27, 2023 and incorporated herein by reference.

EXHIBITS INDEX

Exhibit:

e	Dividend Reinvestment Plan
j(1)	Custody Agreement
j(2)	Foreign Custody Delegation Agreement